Exhibit 99.1

Financial Statements

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

For the Three and Nine Months ended July 31, 2011

Unaudited

INDEX

Balance Sheets	1

Statements of Operations, Comprehensive Loss and Deficit	2

Statement of Shareholders’ Equity	3

Statements of Cash Flows	4

Notes to the Financial Statements	5 – 18

NOTICE TO READER

Management has compiled the unaudited interim financial statements of Quest Rare Minerals Ltd. as at July 31, 2011 and for the three and nine-month periods then ended. These interim financial statements have not been audited or reviewed by the Corporation’s independent auditors.

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

Unaudited

BALANCE SHEETS

	July 31 2011 $	October 31 2010 $
ASSETS
Current
Cash (note 3)	29,292,750	50,449,202
Investments (note 4)	19,362,601	31,600
Commodity taxes receivable	713,609	885,997
Prepaid expenses and deposits	1,558,349	362,682
Tax credits receivable	3,332,884	3,352,712

Total current assets	54,260,193	55,082,193
Investments – long-term (note 4)	5,833,435	—
Tax credits receivable – long-term	522,279	522,279
Mining properties and deferred costs (note 6)	19,337,376	9,980,304

	79,953,283	65,584,776

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 5)	1,321,902	2,332,957

Shareholders’ equity
Share capital (note 7(a))	76,977,262	55,110,324
Warrants (note 7(c))	5,673,444	11,234,987
Contributed surplus	12,191,306	3,640,448
Deficit	(16,210,631)	(6,733,940)

Total shareholders’ equity	78,631,381	63,251,819

	79,953,283	65,584,776

Nature of operations, contingencies and commitments (notes 1, 11 and 12)

See accompanying notes

On behalf of the Board:

(Signed) Peter J. Cashin	(Signed) Ronald Kay
Director	Director

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

Unaudited

STATEMENTS OF OPERATIONS,

COMPREHENSIVE LOSS AND DEFICIT

	Three month period ended July 31		Nine month period ended July 31
	2011 $	2010 $	2011 $	2010 $
INCOME
Interest (note 4)	149,629	2,514	470,745	8,677
Operator's fees	15,149	—	15,149	—

	164,778	2,514	485,894	8,677

EXPENSES
Professional fees (note 8(b))	187,759	84,868	740,624	197,912
Investor relations	422,637	80,817	1,170,403	415,659
Administration expenses (note 7(b))	379,318	119,363	7,688,369	1,638,039
Interest expense	—	—	—	6,029
Write-down of mining properties and deferred costs (note 6)	24,056	72,360	351,889	235,353
Unrealized loss on investments held for trading (note 4)	9,100	12,400	11,300	29,400

	1,022,870	369,808	9,962,585	2,522,392

Net loss and comprehensive loss for the period	(858,092)	(367,294)	(9,476,691)	(2,513,715)
Deficit, beginning of period	(15,352,539)	(5,184,376)	(6,733,940)	(3,037,955)

Deficit, end of period	(16,210,631)	(5,551,670)	(16,210,631)	(5,551,670)

Net loss per share
Basic and fully diluted	(0.01)	(0.01)	(0.16)	(0.06)

Weighted average number of outstanding shares
Basic and fully diluted	60,620,252	43,172,733	59,049,705	41,370,345

See accompanying notes

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

Unaudited

STATEMENT OF SHAREHOLDERS’ EQUITY

	Share capital		Warrants		Contributed Surplus $	Deficit $	Total $
	#	$	#	$
Balance – October 31, 2009	39,938,319	11,539,429	5,065,251	1,055,690	725,518	(2,061,497)	11,259,140
Issuance of shares for warrants (note 7(a)(iv))	3,533,120	2,015,970	(3,533,120)	(362,313)	—		1,653,657
Issuance of shares for stock options (note 7(a)(v))	199,300	67,170	—	—	(30,963)		36,207
Issuance of shares on acquisition of mining properties (note 7(a)(vi))	10,000	18,870	—	—			18,870
Stock based compensation (note 7(b))	—		—	—	1,714,287		1,714,287
Net loss for the period	—		—	—		(2,513,715)	(2,513,715)

Balance – July 31, 2010	43,680,739	13,641,439	1,532,131	693,377	2,408,842	(4,575,212)	12,168,446

Balance – October 31, 2010	57,568,506	55,110,324	6,814,995	11,234,987	3,640,448	(6,733,940)	63,251,819
Issuance of shares for warrants (note 7(a)(i))	3,499,510	21,150,951	(3,499,510)	(5,561,543)	—		15,589,408
Issuance of shares for stock options (note 7(a)(ii))	646,668	687,682	—	—	(312,933)		374,749
Issuance of shares on acquisition of mining properties (note 7(a)(iii))	15,000	28,305	—	—	—		28,305
Stock based compensation (note 7(b))	—		—	—	8,863,791		8,863,791
Net loss for the period	—		—	—	—	(9,476,691)	(9,476,691)

Balance – July 31, 2011	61,729,684	76,977,262	3,315,485	5,673,444	12,191,306	(16,210,631)	78,631,381

See accompanying notes

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

Unaudited

STATEMENTS OF CASH FLOWS

	Three month period ended July 31		Nine month period ended July 31
	2011 $	2010 $	2011 $	2010 $
OPERATING ACTIVITIES
Net loss for the period	(858,092)	(367,294)	(9,476,691)	(2,513,715)
Items not affecting cash
Interest income	(52,059)	—	(156,896)	—
Write-down of mining properties and deferred costs (note 6)	24,056	72,360	351,889	235,353
Stock-based compensation (note 7(b))	277,642	79,935	7,398,575	1,484,110
Unrealized loss on investments held for trading for trading (note 4)	9,100	12,400	11,300	29,400

	(599,353)	(202,599)	(1,871,823)	(764,852)
Changes in non-cash working capital items related to operating activities (note 9)	(926,874)	1,660,588	(2,014,506)	1,407,241

Cash flows related to operating activities	(1,526,227)	1,457,989	(3,886,329)	642,389

INVESTING ACTIVITIES
Acquisition of investments	(17,336)	—	(25,018,840)	—
Mining properties and deferred costs (note 9)	(4,527,241)	(2,880,997)	(8,215,440)	(3,980,986)

Cash flows related to investing activities	(4,544,577)	(2,880,997)	(33,234,280)	(3,980,986)

FINANCING ACTIVITIES
Exercise of stock options	189,950	8,111	374,749	36,206
Exercise of warrants	9,354,910	517,142	15,589,408	1,653,656

Cash flows related to financing activities	9,544,860	525,253	15,964,157	1,689,862

Net increase (decrease) in cash during the period	3,474,056	(897,755)	(21,156,452)	(1,648,735)
Cash, beginning of period	25,818,694	4,471,468	50,449,202	5,222,448

Cash, end of period	29,292,750	3,573,713	29,292,750	3,573,713

See accompanying notes

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

Unaudited

NOTES TO FINANCIAL STATEMENTS

October 31, 2010 and 2009

1. NATURE OF OPERATIONS

Quest Rare Minerals Ltd. (formerly Quest Uranium Corporation) (the “Corporation”) was incorporated under the Canada Business Corporations Act on June 6, 2007.

The Corporation is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas as described in note 6. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Quebec.

2. ACCOUNTING POLICIES

These unaudited interim financial statements have been prepared following the accounting policies as set out in the 2010 annual audited financial statements and using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited financial statements should be read in conjunction with the Corporation’s 2010 audited financial statements and accompanying notes.

3. CASH

Cash includes internally restricted cash in the amount of $4,302,805 as at July 31, 2011 ($11,500,000 – October 31, 2010) for exploration expenditures pursuant to flow-through share arrangements.

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

Unaudited

NOTES TO FINANCIAL STATEMENTS

July 31, 2011

4. INVESTMENTS

Investments consist of the following:

	Classification	Fair value level	July 31, 2011		October 31, 2010
			Carrying value $	Fair value $	Carrying value $	Fair value $
Canadian stocks	Held-for-trading	I	20,300	20,300	31,600	31,600
Corporate bonds	Held-to-maturity	II	3,978,748	3,982,212	—	—
Provincial bonds	Held-to-maturity	II	21,196,988	21,258,132	—	—

			25,196,036	25,260,644	31,600	31,600
Less: current portion			(19,362,601)		(31,600)

Investments – long-term			5,833,435		—

Effective interest earned on investments held-to-maturity ranges from 0.97% to 1.67% per annum and these investments mature between August 2011 and December 2012.

For the three-month period ended July 31, 2011, $69,395 ($Nil – 2010) was recognized as interest income on the held-to-maturity investments and $9,100 ($12,400 – 2010) was recognized as an unrealized loss on the held-for-trading investments. For the nine-month period ended July 31, 2011, $175,736 ($Nil – 2010) was recognized as interest income on the held-to-maturity investments and $11,300 ($29,400 – 2010) was recognized as an unrealized loss on the held-for trading investments.

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	July 31, 2011 $	October 31, 2010 $
Trade	1,317,936	2,025,552
Due to related parties (note 8(b))	3,966	307,405

	1,321,902	2,332,957

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

Unaudited

NOTES TO FINANCIAL STATEMENTS

July 31, 2011

6. MINING PROPERTIES AND DEFERRED COSTS

During the nine-month period ended July 31, 2011, the Corporation maintained the following properties:

	October 31, 2010 $	Expenditures $	Tax credits $	Write-down $	July 31, 2011 $
Quebec
Strange Lake
Acquisition	94,516	30,031	—	(262)	124,285
Exploration	5,436,412	7,673,275	—	(26,624)	13,083,063
Misery Lake
Acquisition	1,779,363	29,772	—	—	1,809,135
Exploration	1,457,208	319,788	—	—	1,776,996
Stewart Lake
Acquisition	42,113	—	—	(42,113)	—
Exploration	33,285	—	—	(33,285)	—
Nanuk
Acquisition	50,594	214	—	(22,525)	28,283
Exploration	262,224	135	—	(117,556)	144,803
Other
Acquisition	3,031	—	—	—	3,031
Exploration	—	17,936	—	(17,924)	12

	9,158,746	8,071,151	—	(260,289)	16,969,608

Quest Rare Minerals Ltd.

(An Exploration Stage Company)

Unaudited

NOTES TO FINANCIAL STATEMENTS

July 31, 2011

6. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

	October 31, 2010 $	Expenditures $	Tax credits $	Write-down $	July 31, 2011 $
Newfoundland and Labrador
Strange Lake
Acquisition	155,889	—	—	1,165	157,054
Exploration	189,276	314	—	(11,934)	177,656
Misery Lake
Acquisition	—	(2,250)	—	—	(2,250)
Exploration	479	—	—	(320)	159
Alterra – Strange Lake
Acquisition	13,870	31,730	—	—	45,600
Exploration	11,695	139,867	—	—	151,562
Voisey’s Bay
Acquisition	—	1,080	—	—	1,080
Exploration	—	—	—	—	—
Other
Acquisition	3,480	—	—	(2,460)	1,020
Exploration	—	1,042	—	(931)	111

	374,689	171,783	—	(14,480)	531,992

New Brunswick
Plaster Rock
Acquisition	90,450	810	—	(53,737)	37,523
Exploration	41,411	—	—	(23,383)	18,028

	131,861	810	—	(77,120)	55,551

Properties	9,665,296	8,243,744	—	(351,889)	17,557,151
Stock-based compensation (note 7(b))	315,008	1,465,217	—	—	1,780,225

	9,980,304	9,708,961	—	(351,889)	19,337,376

Quest Rare Minerals Ltd.

(An Exploration Stage Company)

Unaudited

NOTES TO FINANCIAL STATEMENTS

July 31, 2011

6. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

During the nine-month period ended July 31, 2010, the Corporation maintained the following properties:

	October 31, 2009 $	Expenditures $	Tax credits $	Write-down $	July 31, 2010 $
Quebec
Strange Lake
Acquisition	24,580	72,967	—	—	97,547
Exploration	1,377,172	3,196,358	(1,385,227)	—	3,188,303
Misery Lake
Acquisition	1,738,661	44,182	—	—	1,782,843
Exploration	657,805	541,580	(234,708)	—	964,677
Stewart Lake
Acquisition	42,113	—	—	—	42,113
Exploration	27,953	9,409	(4,077)	—	33,285
Nanuk
Acquisition	19,300	19,524	—	—	38,824
Exploration	258,025	7,411	(3,212)	—	262,224
Other
Acquisition	3,600	—	—	(3,600)	—
Exploration	115,687	35,693	(3,875)	(147,505)	—

	4,264,896	3,927,124	(1,631,099)	(151,105)	6,409,816

Newfoundland and Labrador
Strange Lake
Acquisition	155,889	—	—	—	155,889
Exploration	186,368	2,908	—	—	189,276
Misery Lake
Acquisition	—	—	—	—	—
Exploration	—	479	—	—	479
Alterra – Strange Lake
Acquisition	—	13,870	—	—	13,870
Exploration	—	4,922	—	—	4,922
Other
Acquisition	—	—	—	—	—
Exploration	41	10,523	—	(10,564)	—

	342,298	32,702	—	(10,564)	364,436

Quest Rare Minerals Ltd.

(An Exploration Stage Company)

Unaudited

NOTES TO FINANCIAL STATEMENTS

July 31, 2011

6. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

	October 31, 2009 $	Expenditures $	Tax credits $	Write-down $	July 31, 2010 $
Ontario
Kenora North
Acquisition	62,644	—	—	—	62,644
Exploration	106,889	4,544	—	—	111,433
Snook Lake
Acquisition	16,284	—	—	—	16,284
Exploration	19,618	498	—	—	20,116
Other
Acquisition	—	—	—	—	—
Exploration	71,380	939	—	(72,319)	—

	276,815	5,981	—	(72,319)	210,477

New Brunswick
Plaster Rock
Acquisition	89,662	788	—	—	90,450
Exploration	14,515	26,896	—	—	41,411
Other
Acquisition	—	—	—	—	—
Exploration	—	1,365	—	(1,365)	—

	104,177	29,049	—	(1,365)	131,861

Properties	4,988,186	3,994,856	(1,631,099)	(235,353)	7,116,590

Stock-based compensation (note 7(b))	78,033	230,179	—	—	308,212

	5,066,219	4,225,035	(1,631,099)	(235,353)	7,424,802

Quest Rare Minerals Ltd.

(An Exploration Stage Company)

Unaudited

NOTES TO FINANCIAL STATEMENTS

July 31, 2011

6. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

The cumulative expenditures, net of proceeds from tax credits, are as follows:

	Three-month period ended July 31		Nine-month period ended July 31
	2011 $	2010 $	2011 $	2010 $
Balance, beginning of period	14,474,434	5,829,235	9,980,304	5,066,219

Expenditures incurred during the period
Geochemical	5,348	39,541	8,615	82,431
Geophysical	—	—	—	4,500
Geological	3,102,520	1,505,431	4,018,214	1,978,199
Drilling	513,403	982,277	2,569,068	1,185,359
Prospecting	28,830	32,213	36,039	45,643
Excavation and Trenching	5,884	3,923	17,654	21,161
Mining and Metallurgical	1,500	243,276	169,977	353,404
Prefeasibility Studies	773,669	—	1,047,379	—
Feasibility Studies	2,617	—	2,617	—
Mining properties – administration	76,515	54,313	282,794	172,828
Mining properties – acquisitions	45,260	33,723	91,387	151,331
Stock-based compensation (note 7(b))	331,452	2,359	1,465,217	230,179

	4,886,998	2,897,056	9,708,961	4,225,035
Tax credits	—	(1,229,129)	—	(1,631,099)
Write-down of mining properties and deferred costs	(24,056)	(72,360)	(351,889)	(235,353)

	4,862,942	1,595,567	9,357,072	2,358,583

Balance – end of period	19,337,376	7,424,802	19,337,376	7,424,802

During the nine-month period ended July 31, 2011, the Corporation performed impairment reviews of its properties and the remaining claims and identified certain properties where there was a reasonable probability that the carrying value of the project exceeded its fair value, resulting in write-downs of $351,889 ($235,353 – 2010) on those properties, to their estimated fair value.

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

Unaudited

NOTES TO FINANCIAL STATEMENTS

July 31, 2011

7. SHARE CAPITAL

(a) Share capital

Authorized

Common

An unlimited number of no par value shares.

Preferred

An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.

Issuances during the three and nine-month periods ended July 31, 2011

(i)	During the three-month period ended July 31, 2011, the Corporation issued 1,870,982 common shares at an average price of $5.00 per share for a total cash amount of $9,354,910 for warrants exercised resulting in $3,719,993 being transferred from warrants to share capital. During the nine-month period ended July 31, 2011, the Corporation issued 3,499,510 common shares at an average price of $4.46 per share for a total cash amount of $15,589,408 for warrants exercised resulting in $5,561,543 being transferred from warrants to share capital.

(ii)	During the three-month period ended July 31, 2011, the Corporation issued 286,669 common shares at an average price of $0.66 per share for a total cash amount of $189,950 for stock options exercised and an amount of $149,994 related to exercised stock options was transferred from contributed surplus to share capital. During the nine-month period ended July 31, 2011, the Corporation issued 646,668 common shares at an average price of $0.58 per share for a total cash amount of $374,749 for stock options exercised and an amount of $312,933 related to exercised stock options was transferred from contributed surplus to share capital.

(iii)	During the three-month and nine-month periods ended July 31, 2011, the Corporation issued 15,000 common shares at an average price $1.89 to acquire mining properties.

Quest Rare Minerals Ltd.

(An Exploration Stage Company)

Unaudited

NOTES TO FINANCIAL STATEMENTS

July 31, 2011

7. SHARE CAPITAL (Cont’d)

(a) Share capital (Cont’d)

Issuances during the three and nine-month periods ended July 31, 2010

(iv)	During the three-month period ended July 31, 2010, the Corporation issued 1,127,720 common shares at an average price of $0.46 per share for a total cash amount of $517,143 for warrants exercised resulting in $113,324 being transferred from warrants to share capital. During the nine-month period ended July 31, 2010, the Corporation issued 3,533,120 common shares at an average price of $0.47 per share for a total cash amount of $1,653,657 for warrants exercised resulting in $362,313 being transferred from warrants to share capital.

(v)	During the three-month period ended July 31, 2010, the Corporation issued 81,112 common shares at an average price of $0.10 per share for a total cash amount of $8,112 for stock options exercised and an amount of $1,698 related to exercised stock options was transferred from contributed surplus to share capital. During the nine-month period ended July 31, 2010, the Corporation issued 199,300 common shares at an average price of $0.18 per share for a total cash amount of $36,207 for stock options exercised and an amount of $30,963 related to exercised stock options was transferred from contributed surplus to share capital.

(vi)	During the three-month and nine-month periods ended July 31, 2010, the Corporation issued 10,000 common shares at an average price $1.89 to acquire mining properties.

(b) Stock option plan

The outstanding options as at July 31, 2011 and 2010 and changes during the nine-month periods then ended are summarized as follows:

	July 31, 2011		July 31, 2010
	Number of options #	Weighted average exercise price $	Number of options #	Weighted average exercise price $
Outstanding, beginning of period	3,260,002	1.50	3,466,668	0.36
Granted	2,275,000	4.72	590,000	2.57
Exercised	(646,668)	0.58	(199,300)	0.18

Outstanding, end of period	4,888,334	3.12	3,857,368	0.71

Quest Rare Minerals Ltd.

(An Exploration Stage Company)

Unaudited

NOTES TO FINANCIAL STATEMENTS

July 31, 2011

7. SHARE CAPITAL (Cont’d)

(b) Stock option plan (Cont’d)

The following options are outstanding and exercisable as at July 31, 2011.

Options outstanding
Range of exercise price $	Number outstanding #	Weighted average remaining contractual life (in years)	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
0.10 to 0.15	721,667	2.01	0.13	721,667	0.13
0.75	750,000	2.99	0.75	750,000	0.75
1.79 to 2.60	670,000	7.83	2.46	670,000	2.46
4.43 to 4.69	2,371,667	9.26	4.50	2,038,329	4.50
5.53 to 5.72	275,000	8.99	5.70	258,333	5.71
7.00	100,000	1.59	7.00	—	—

The fair value of stock options granted during the nine-month periods ended July 31, 2011 and 2010 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	Nine-month period ended July 31
	2011	2010
Risk-free interest rate	1.88%	2.26%
Expected volatility	150%	150%
Dividend yield	Nil	Nil
Expected life (in years)	4.87	5.00
Fair value at grant date	$4.19	$2.35

No stock options were granted during the three-month periods ended July 31, 2011 and 2010.

For the three and nine-month periods ended July 31, 2011, included in administration expenses in the statements of operations, comprehensive loss and deficit is stock-based compensation expense of $277,642 and $7,398,575 respectively ($79,935 and $1,484,110 respectively—2010). Included in the mining properties and deferred costs is a stock-based compensation expense of $331,452 and $1,465,217 respectively ($2,359 and $230,179 respectively—2010).

Quest Rare Minerals Ltd.

(An Exploration Stage Company)

Unaudited

NOTES TO FINANCIAL STATEMENTS

July 31, 2011

7. CAPITAL STOCK (Cont’d)

(c) Warrants

The outstanding warrants as at July 31, 2011 and 2010 and changes during the nine-month periods then ended are summarized as follows:

	July 31, 2011		July 31, 2010
	Number of warrants #	Weighted average exercise price $	Number of warrants #	Weighted average exercise price $
Outstanding, beginning of period	6,814,995	4.56	5,065,251	1.30
Exercised	(3,499,510)	4.45	(3,533,120)	0.47

Outstanding, end of period	3,315,485	4.67	1,532,131	3.20

The following warrants are outstanding and exercisable as at July 31, 2011.

Range of exercise price $	Number outstanding #	Weighted average remaining contractual life (in years)	Weighted average exercise price $
2.30 to 3.25	500,000	0.59	3.25
4.25 to 5.00	2,815,485	0.73	4.92

No warrants were granted during the nine-month periods ended July 31, 2011 and 2010.

8. RELATED PARTY TRANSACTIONS

All of the following related party transactions occurred in the normal course of operations and were measured at the exchange amounts.

(a)

During the three and nine-month periods ended July 31, 2011 and 2010, the Corporation retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. For the three-month period ended July 31, 2011, the total amount for such services provided was $Nil ($37,375- 2010) of which $Nil ($25,300 – 2010) was recorded in mining properties and deferred costs and $Nil ($12,075 – 2010) in administration expenses. For the nine-month period ended July 31, 2011, the total amount for such services provided was $52,800 ($112,925 – 2010) of

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

Unaudited

NOTES TO FINANCIAL STATEMENTS

July 31, 2011

which $30,400 ($73,825 – 2010) was recorded in mining properties and deferred costs and $22,400 ($39,100 – 2010) in administration expenses.

(b)	During the three and nine-month periods ended July 31, 2011, the Corporation incurred fees to a law firm of which an officer and director of the Corporation is a partner. For the three-month period ended July 31, 2011, the total for such services was $66,158 ($53,336 – 2010) and was recorded in professional services. For the nine-month period ended July 31, 2011, the total for such services was $266,931 ($127,527 – 2010) and was recorded in professional services. As at July 31, 2011, an amount of $3,966 ($307,405 – October 31, 2010) owing to this law firm was included in accounts payable and accrued liabilities.

9. STATEMENTS OF CASH FLOWS

Non-cash working capital items related to operating activities

	Three-month period ended July 31
	2011 $	2010 $
Non-cash working capital items are as follows:
Commodity taxes receivable	(157,173)	(42,209)
Prepaid expenses and deposits	(610,280)	122,275
Tax credits receivable	—	658,072
Accounts payable and accrued liabilities	(159,421)	922,450

Changes in non-cash working capital items related to operating activities	(926,874)	1,660,588

	Nine-month period ended July 31
	2011 $	2010 $
Non-cash working capital items are as follows:
Commodity taxes receivable	172,388	(56,162)
Prepaid expenses and deposits	(1,195,667)	(234,043)
Tax credits receivable	19,828	654,047
Accounts payable and accrued liabilities	(1,011,055)	1,043,399

Changes in non-cash working capital items related to operating activities	(2,014,506)	1,407,241

Quest Rare Minerals Ltd.

(An Exploration Stage Company)

Unaudited

NOTES TO FINANCIAL STATEMENTS

July 31, 2011

9. STATEMENTS OF CASH FLOWS (Cont’d)

Mining properties and deferred costs

	Three-month period ended July 31
	2011 $	2010 $
Total additions to mining properties and deferred costs (note 6)	4,886,998	2,897,056
Mining properties acquired by issuance of shares (note 7 (a)(iii)	(28,305)	(18,700)
Shares received from mining property agreement	—	5,000
Stock-based compensation (note 7(b))	(331,452)	(2,359)

Cash flows related to mining properties and deferred costs	4,527,241	2,880,997

	Nine-month period ended July 31
	2011 $	2010 $
Total additions to mining properties and deferred costs (note 6)	9,708,961	4,225,035
Mining properties acquired by issuance of shares (note 7 (a)(iii)	(28,305)	(18,870)
Shares received from mining property agreement	—	5,000
Stock-based compensation (note 7(b))	(1,465,216)	(230,179)

Cash flows related to mining properties and deferred costs	8,215,440	3,980,986

10. INCOME TAXES

At July 31, 2011, the Corporation had $11.5 million (note 3) available to be renounced pursuant to its flow-through share arrangements, the tax impact of which will be recorded upon renunciation.

11. CONTINGENCIES

The Corporation’s mining and exploration activities are subject to various federal, provincial and local laws and regulations governing the protection of the environment as well as to obtaining permits necessary for the Corporation’s operations. These laws and regulations are continually changing and generally becoming more restrictive. The Corporation believes it conducts its operations so as to protect public health and the environment, and its operations are materially in compliance with all applicable laws and regulations and therefore it will be granted the required permits. The Corporation has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

Unaudited

NOTES TO FINANCIAL STATEMENTS

July 31, 2011

12. COMMITMENTS

The Corporation has a lease for its premises and other operating leases.

The following are the Corporation’s minimum annual rental payments for the next five years:

$
2011	130,813
2012	404,358
2013	180,503
2014	41,944
2015	13,560

771,178

13. COMPARATIVE INTERIM FINANCIAL STATEMENTS

The comparative interim financial statements have been reclassified from statements previously presented to conform to the presentation of the July 31, 2011 interim financial statements.